UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Appgate, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

653243204

(CUSIP Number)

Jeremy Dale

c/o Appgate, Inc.

2333 Ponce De Leon Blvd, Ste 900

Coral Gables, FL 33134

866-524-4782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653243204	13D	Page 1 of 18 pages

1	Names of Reporting Persons SIS Holdings LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person PN

CUSIP No. 653243204	13D	Page 2 of 18 pages

1	Names of Reporting Persons SIS Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 653243204	13D	Page 3 of 18 pages

1	Names of Reporting Persons BCEC - SIS Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person PN

CUSIP No. 653243204	13D	Page 4 of 18 pages

1	Names of Reporting Persons BCEC Management X Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person CO

CUSIP No. 653243204	13D	Page 5 of 18 pages

1	Names of Reporting Persons CIE Management IX Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person CO

CUSIP No. 653243204	13D	Page 6 of 18 pages

1	Names of Reporting Persons BC Partners Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person CO

CUSIP No. 653243204	13D	Page 7 of 18 pages

1	Names of Reporting Persons BC Partners Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person CO

CUSIP No. 653243204	13D	Page 8 of 18 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person PN

CUSIP No. 653243204	13D	Page 9 of 18 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 653243204	13D	Page 10 of 18 pages

1	Names of Reporting Persons Manuel D. Medina
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 117,149,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,149,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,149,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person IN

CUSIP No. 653243204	13D	Page 11 of 18 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Appgate, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2333 Ponce de Leon Boulevard, Suite 900, Coral Gables, FL 33134.

Prior to the Business Combination (as defined below), the Issuer was known as Newtown Lane Marketing, Incorporated (“Newtown”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

SIS Holdings LP

SIS Holdings GP LLC

BCEC - SIS Holdings L.P.

BCEC Management X Limited

CIE Management IX Limited

BC Partners Group Holdings Limited

BC Partners Holdings Limited

Medina Capital Fund II - SIS Holdco, L.P.

Medina Capital Fund II - SIS Holdco GP, LLC

Manuel D. Medina

Mr. Medina is a citizen of the United States. BCEC—SIS Holdings L.P., BCEC Management X Limited, CIE Management IX Limited, BC Partners Group Holdings Limited and BC Partners Holdings Limited are organized under the laws of Guernsey. The remaining Reporting Persons are organized under the laws of the State of Delaware.

The business address of each of the Reporting Persons except for BC Partners Holdings Limited, BC Partners Group Holdings Limited, BCEC—SIS Holdings L.P., CIE Management IX Limited and BCEC Management X Limited is 2333 Ponce de Leon Blvd, Suite 900, Coral Gables, FL 33134. The business address of BC Partners Holdings Limited and BC Partners Group Holdings Limited is West Wing, Floor 2, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 4LY. The business address of BCEC—SIS Holdings L.P., CIE Management IX Limited and BCEC Management X Limited is Arnold House PO Box 273 St, Julian’s Avenue, St Peter, Port Guernsey GY1 3RD.

The principal business occupation of Mr. Medina is Executive Chairman and director of the Issuer, partner of Medina Capital and director of Cyxtera Technologies, Inc. The other Reporting Persons are principally engaged in managing their investments in securities. Information with respect to the members and officers of BC Partners Holdings Limited (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

CUSIP No. 653243204	13D	Page 12 of 18 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, as defined below, that pertain to the securities acquired by SIS Holdings LP. Following the consummation of the Business Combination (as defined below), SIS Holdings LP’s existing securities in Appgate Cybersecurity, Inc. (f/k/a Cyxtera Cybersecurity, Inc. d/b/a AppGate), a Delaware corporation (“Legacy Appgate”), automatically converted into the right to receive 117,149,920 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On October 12, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of February 8, 2021, by and among Newtown, Newtown Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Newtown (“Merger Sub”), and Legacy Appgate, Merger Sub merged with and into Legacy Appgate with Legacy Appgate surviving the merger as a wholly owned subsidiary of Newtown (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, the Issuer owns 100% of the outstanding securities of Legacy Appgate as the surviving company in the Merger and each outstanding share of capital stock of Legacy Appgate was cancelled and extinguished and converted into the right to receive shares of Common Stock on a 1-to-234,299.84 basis. As a result, SIS Holdings LP received an aggregate of 117,149,920 shares of Common Stock.

Letter Agreement

Prior to the closing of the Transactions, on February 9, 2021, Medina Capital Fund II-SIS Holdco, L.P. and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. entered into an agreement (the “Letter Agreement”) pursuant to which the parties agreed to certain board designation rights, the method of distribution of the consideration received in connection with the Transactions, and coordination for future sales of securities, subject to the conditions set forth therein.

Registration Rights Agreement

In connection with the consummation of the Business Combination, Newtown entered into a registration rights agreement (the “Registration Rights Agreement”) with SIS Holdings LP and Ironbound Partners Fund, LLC (“Ironbound”), pursuant to which Newtown agreed to grant certain demand, resale and piggyback registration rights to SIS Holdings LP and Ironbound with respect to the Common Stock, subject to the conditions set forth therein.

Lock-Up Agreement

In connection with the consummation of the Business Combination, SIS Holdings LP and Ironbound entered into a lock-up agreement (the “Lock-Up Agreement”) with Newtown providing that SIS Holdings LP and Ironbound will not transfer any of their shares in the Issuer until the 12-month anniversary of the Closing Date, subject to certain exceptions.

CUSIP No. 653243204	13D	Page 13 of 18 pages

The foregoing descriptions of the Letter Agreement, Registration Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Raymond Svider, Partner and Chairman of BC Partners, Fahim Ahmed, a Partner at BC Partners, and Mr. Medina are each members of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 653243204	13D	Page 14 of 18 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of October 22 2021, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 131,793,870 shares of Common Stock following completion of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SIS Holdings LP	117,149,920	88.9%	0	117,149,920	0	117,149,920
SIS Holdings GP LLC	117,149,920	88.9%	0	117,149,920	0	117,149,920
BCEC - SIS Holdings L.P.	117,149,920	88.9%	0	117,149,920	0	117,149,920
BCEC Management X Limited	117,149,920	88.9%	0	117,149,920	0	117,149,920
CIE Management IX Limited	117,149,920	88.9%	0	117,149,920	0	117,149,920
BC Partners Group Holdings Limited	117,149,920	88.9%	0	117,149,920	0	117,149,920
BC Partners Holdings Limited	117,149,920	88.9%	0	117,149,920	0	117,149,920
Medina Capital Fund II - SIS Holdco, L.P.	117,149,920	88.9%	0	117,149,920	0	117,149,920
Medina Capital Fund II - SIS Holdco GP, LLC	117,149,920	88.9%	0	117,149,920	0	117,149,920
Manuel D. Medina	117,149,920	88.9%	0	117,149,920	0	117,149,920

SIS Holdings LP is the record holder of 117,149,920 shares of Common Stock.

The general partner of SIS Holdings LP is SIS Holdings GP, LLC., which is managed by a board of directors, a majority of which is appointed by BCEC SIS Holdings L.P. The general partners of BCEC SIS Holdings L.P. are CIE Management IX Limited and BCEC Management X Limited, which are controlled by their boards of directors, which are appointed by BC Partners Group Holdings Limited, which is a majority-owned subsidiary of BC Partners Holdings Limited, which is controlled by Lee Clark, Karen Jamieson, Mark Rodliffe and Nikos Stathopoulos. As a result, each of the foregoing entities may be deemed to share voting and investment power over the shares of Common Stock held by SIS Holdings LP.

Medina Capital Fund II – SIS Holdco, L.P. has the right to nominate certain members of the board of directors of SIS Holdings GP, LLC subject to majority control of the board by BCEC – SIS Holdings L.P. Medina Capital Fund II—SIS Holdco GP, LLC, which is ultimately controlled by Manuel D. Medina, is the general partner of Medina Capital Fund II—SIS Holdco, L.P. As a result, Mr. Medina and each of the foregoing entities may be deemed to share beneficial ownership over securities owned by Medina Capital Fund II – SIS Holdco, L.P., through its interest in SIS Holdings LP.

CUSIP No. 653243204	13D	Page 15 of 18 pages

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Letter Agreement, Registration Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. Copies of such agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated February 9, 2021, by and between Medina Capital Fund II-SIS Holdco, L.P. and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

3	Registration Rights Agreement, dated October 12, 2021, by and among Newtown Lane Marketing, Incorporated, SIS Holdings LP and Ironbound Partners Fund, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 15, 2021).

4	Lock-Up Agreement, dated October 12, 2021, by and among Newtown Lane Marketing, Incorporated, SIS Holdings LP and Ironbound Partners Fund, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 15, 2021).

CUSIP No. 653243204	13D	Page 16 of 18 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

SIS Holdings LP
By: SIS Holdings GP, LLC, its General Partner

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Chief Executive Officer

SIS Holdings GP LLC

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Chief Executive Officer

BCEC - SIS Holdings L.P.

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director of the General Partners

BCEC Management X Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

CIE Management IX Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

BC Partners Group Holdings Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

CUSIP No. 653243204	13D	Page 17 of 18 pages

BC Partners Holdings Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

Medina Capital Fund II - SIS Holdco, L.P.

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

Medina Capital Fund II - SIS Holdco GP, LLC

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

/s/ Manuel D. Medina
Name: Manuel D. Medina

CUSIP No. 653243204	13D	Page 18 of 18 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of BC Partners Holdings Limited are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship
Lee Clark	Non-Executive Director	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Karen Jamieson	Corporate Accountant	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Mark Rodliffe	Head of Carried Interest Private Equity - BC Partners	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Nikos Stathopoulos	Partner - BC Partners	40 Portman Square, London, W1H 6DA, UK	Greece